SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPMOS TECHNOLOGIES (BERMUDA) LTD. (Registrant)

By:	/s/ S. J. CHENG
Name:	S. J. Cheng
Title:	Deputy Chairman & Chief Executive Officer

Date: July 21, 2003

EXHIBITS

Exhibit Number

1.1	2002 Annual Report

1.2	2003 Annual General Meeting Proxy Statement

1.3	2003 Letter to Our Shareholders

Exhibit 1.1

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on July 15, 2003 is hereby incorporated by reference.

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

July 21, 2003

Dear Shareholder:

You are cordially invited to attend the 2003 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 11, 2003 at 2:00 p.m., Taipei time, at our office located at No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2002 Annual Report. At this year’s Annual General Meeting, the agenda includes the election of directors, a proposal to appoint our independent auditors to hold the office until the next annual general meeting and a proposal to increase our share capital. Our Board of Directors recommends that you vote FOR each of the above-mentioned proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. You may choose to send in a proxy via the internet in lieu of mailing in your proxy card by following the procedures provided on your proxy card. Submitting the proxy either by mail or via the internet before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Jane Yeh

Secretary

Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

Notice of 2003 Annual General Meeting of Shareholders

July 21, 2003

The 2003 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. will be held at our office located at No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, on August 11, 2003, at 2:00 p.m., Taipei time, for the following purposes:

1.	To receive the financial statements for the fiscal year ended December 31, 2002 and the auditors’ report thereon;

2.	To elect to our Board of Directors for three-year terms Hung-Chiu Hu, Hsing-Ti Tuan and John Yee Woon Seto as directors;

3.	To approve the appointment of Moore Stephens, Hong Kong, a member firm of Moore Stephens International Limited, as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration;

4.	To approve the increase of authorized share capital from US$1,000,000 to US$1,500,000; and

5.	To transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company’s common shares, par value $0.01 per share (the “Common Shares”) on June 11, 2003 will be entitled to attend and vote at the Annual General Meeting. This notice of 2003 Annual General Meeting of Shareholders, the Proxy Statement, a form of proxy card and a copy of the Company’s 2002 Annual Report have been sent on or about July 21, 2003 to all holders of record of the Common Shares at the close of business on June 11, 2003, New York City time. This notice of 2003 Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2002 Annual Report are also available through our website at http://www.chipmos.com.tw.

By Order of the Board of Directors,

Jane Yeh

Secretary

Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN AUGUST 10, 2003, 6:00 P.M., NEW YORK CITY TIME (AUGUST 11, 2003, 6:00 A.M., TAIPEI TIME). ALTERNATIVELY, PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED ON THE PROXY CARD NO LATER THAN AUGUST 10, 2003, 6:00 P.M., NEW YORK CITY TIME (AUGUST 11, 2003, 6:00 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 11, 2003

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at our 2003 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at our office located at No.1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, on August 11, 2003, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is July 21, 2003.

The Board of Directors has established June 11, 2003 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s common shares, par value $0.01 per share (the “Common Shares”) to whom the notice of 2003 Annual General Meeting will be sent. On the Record Date, there were 58,873,038 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card or following the appropriate procedures for submitting your proxy via the internet and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card, or submit your proxy via the internet, but do not give instructions, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2003 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate no less than 50% of the voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum. Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

If you execute a proxy, or submit a proxy via the internet, but do not give instructions on how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

Mellon Investor Services LLC will tabulate votes cast by proxy either by mail or via the internet for the Annual General Meeting and representatives of Sunfund Securities will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

A copy of our 2002 Annual Report is enclosed. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. Our 2002 Annual Report is also available through our website at http://www.chipmos.com.tw. Our Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Election of Directors

Introduction

Our Board of Directors is divided into three classes. At each annual general meeting of the shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director’s earlier resignation or removal. Currently, the Board of Directors consists of eight members.

The Board of Directors proposes the election as directors of each of the three persons named below under “Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2006” to hold office for a term ending at the annual general meeting of shareholders to be held in 2006. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2006

Messrs. Hung-Chiu Hu, Hsing-Ti Tuan and John Yee Woon Seto are currently members of the Board of Directors. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Hung-Chiu Hu has served as our director and chairman since our inception. He has also been the chairman of ChipMOS Taiwan from 1999 to June 2003, the chairman of Mosel Vitelic Inc. since 1991 and the chairman of ProMOS Technologies Inc. since 1997. He has been the president of Mosel Vitelic Inc. since 1993. Mr. Hu completed a program in information science at University of California at Los Angeles in 1976 and holds a bachelor’s degree from National Cheng Kung University in Taiwan.

Hsing-Ti Tuan has served as a director of our company since August 2000. Mr. Tuan has served as a director of ProMOS Technology Inc. since 1997. He has also served as the executive vice president of research and development division of Mosel Vitelic Inc. since 1996. He has been the president of Mosel Vitelic Corp., U.S.A. since 1994. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

John Yee Woon Seto has served as a director of our company since August 2000. He has served as the executive vice president of the business group of Mosel Vitelic Inc. since 1996 and before that he was the vice president of the memory business group. He was the senior vice president of strategic business development of Vitelic Corporation U.S.A. He has been a director of Mosel Vitelic Inc. since 1996. He served on the board of directors in a number of companies, such as ProMOS Technologies Inc. and Ultima Electronics Corp. He holds a Ph.D. in electrical engineering from University of California at Berkeley.

The Board of Directors recommends a vote FOR the election of each of Hung-Chiu Hu, Hsing-Ti Tuan and John Yee Woon Seto to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2006.

Directors Continuing in Office

Set forth below is information regarding the directors of the Company continuing in office, which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Chenghas served as our director, deputy chairman and chief executive officer since our inception, director of ChipMOS TECHNOLOGIES INC. since 1997 and chairman of ChipMOS TECHNOLOGIES INC. since June 2003, and chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. since 2002. He has also been Chairman of ThaiLin Semiconductor Corp. and CHANTEK ELECTRONIC CO., LTD. since 2002 and Advanced Micro Chip Technology Co., Ltd. since 2003 and a director of Ultima Electronics Corp. since 2000. He was a division head of back-end operation of Mosel Vitelic Inc. from 1992 to 1997. He became PlusMOS Technologies Inc.’s chairman in March 2000. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Min-Liang Chen has served as our director since January 2001. He has also served as a director and president of ProMOS Technologies Inc. since 1997. He was a vice president of ProMOS Technologies Inc. in 1996. He was also a vice president of Mosel Vitelic Inc. from 1992 to 1996 and has served as a director of Mosel Vitelic Inc. since 1999. Mr. Chen holds a Ph.D. in electrical engineering from Rutgers University and a master’s degree from National Tsing-Hua University in Taiwan.

Pierre Laflamme has served as a director of our company since February 2001. He has also been the president and chief operating officer of SGF Tech Inc. since 2000. Before that, he was the vice president of high technology of Société Générale de Financement du Québec from 1997 to 1999. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of Quebec Prime Minister’s Department from 1995 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Jwo-Yi Miao has served as a director of our company since February 2001. He has also been the co-chairman of Pacific Energytech Co., Ltd. since 1999, supervisor of ChipMOS Taiwan since 1997, Director of Tamura Kaken Corporation since 1996, co-chairman of Corion Industrial Corp. since 1991, chairman of E-Fong Group since 1986 and director of Ta-Fong Electro-Chemical Industry Co., Ltd. since 1971 and president of Pacific Tamura Technology Co. Ltd. since 2001. Mr. Miao holds a degree from Tamkang University in Taiwan.

Robert Ma Kam Fook has served as a director since December 2001. He has also been a managing director of Trident (Asia) Limited since 1993, a managing director of Jensmart International Ltd. since 1998, a managing director of Wynfair (Asia) Ltd. since 2001 and a director of China Core Capital Management Ltd. since February 2002. He was a managing director of Laidlaw Pacific Financial Services (Holdings) Ltd. and an executive director of Sino-Pacific Light Industry Fund Managing Ltd. from 1994 to 2001. Mr. Ma received his Bachelor of Laws degree from The Nottingham Trent University and an honorary degree in Business Administration from The Chinese University of Hong Kong. Mr. Ma is a member of the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Accountants of Canada and a fellow member of Hong Kong Society of Accountants.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

Our Board of Directors held 5 meetings during the year ended December 31, 2002. During 2002, each of our directors attended at least 75% of the meetings of the Board of Directors and the Committees of the Board on which he or she served.

Audit Committee

Robert Ma Kam Fook, Pierre Laflamme and Jwo-Yi Miao are currently the members of our Audit Committee. The primary purposes of our Audit Committee are as follows:

•	be responsible for the appointment, compensation and oversight of the work of our outside auditors;

•	oversee our accounting and financial reporting principles and policies, internal audit controls and procedures, financial statements and the independent audits;

•	pre-approve all permitted non-audit services, if any, provided to us by our outside auditors;

•	establish our internal complaints procedure; and

•	evaluate the independence of the outside auditors.

Our Audit Committee was established on February 28, 2001. Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2002.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of the Company’s financial reporting process. The Board of Directors, in its business judgment, has determined that all members of the Committee are “independent”, as required by applicable listing standards of the Nasdaq Stock Market. The Committee operates pursuant to a Charter that was adopted by the Board on February 28, 2001, as amended on November 2, 2001. As set forth in the Charter, management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements, the Company’s accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing the Company’s financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the independent auditors. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent accountants. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent”.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Pierre Laflamme

Jwo-Yi Miao

Robert Ma Kam Fook

July 14, 2003

Compensation Committee

Shih-Jye Cheng and Shou-Kang Chen are currently the members of our Compensation Committee. Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation of all our directors and officers on at least an annual basis.

Our Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2002 to our directors and our executive officers, including cash and share bonuses, was approximately NT$29 million. We did not set aside any monies for pension, retirement or similar benefits for our directors in 2002.

We do not provide our directors with any benefits upon termination of their service as directors.

Senior Manager and Employees

Executive Officers

The following table sets out the name of each executive officer, and such person’s age and position with the Company. The business address for each of our executive officers is No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Hung-Chiu Hu	64	Chairman

Shih-Jye Cheng	45	Deputy Chairman/Chief Executive Officer

Shou-Kang Chen	42	Chief Financial Officer

Hung-Chiu Hu

See “—Directors Continuing in Office”.

Shih-Jye Cheng

See “—Directors Continuing in Office”.

Shou-Kang Chen

Shou-Kang Chen has served as our chief financial officer since October 2002. He has also been a department manager of our investor relations department since 2001 and a manager of our strategy planning department since 2000. He was a department manager in our quality lab from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science and Ph.D from the graduate school of mining, metallurgy and material science of National Cheng-Kung University in Taiwan.

Major Shareholders

The following table sets out certain information as of May 31, 2003 regarding the ownership of our Common Shares by (1) each person who is known to us to be the owner of more than five percent of our Common Shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of Person or Group	Number of Shares Owned	Percent Owned
Mosel Vitelic Inc.(1)(2)	25,927,840	44.04%
PacMOS Technologies Holdings Limited(3)	4,007,284	7
Directors and executive officers, as a group(4)	1,165,612	2

(1)	Mosel Vitelic Inc. owns 25,927,840 shares indirectly through its 100% owned subsidiary, Giant Haven Investments Ltd. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owns less than 2% of Mosel’s outstanding shares.
(2)	Excludes shares owned by PacMOS Technologies Holdings Limited that may be beneficially owned by Mosel Vitelic Inc.
(3)	PacMOS Technologies Holdings Limited is a public company listed on the Stock Exchange of Hong Kong Limited and 43% owned by Texan Management Limited and 32% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel Vitelic Inc. As a result, each of Texan Management Limited, Vision2000 Venture Ltd. and Mosel Vitelic Inc. may be considered to be the beneficial owner of our common shares owned by PacMOS Technologies Holdings Limited. There are no voting or other arrangements among Texan Management Limited, Vision2000 Venture Ltd. and Mosel Vitelic Inc. with respect to control of PacMOS Technologies Holdings Limited.
(4)	Excludes shareholding of Mosel Vitelic Inc. owned by the group.

As of June 30, 2003, 4 of our shareholders of record have addresses in the United States, holding approximately 33% of our total outstanding Common Shares. All holders of our Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Appointment of Independent Auditors

Deloitte & Touche (prior to June 1, 2003, known as T N Soong & Co., an associate member firm of Deloitte Touche Tohmatsu since April 22, 2002), resigned as our independent auditors on February 25, 2003. At the recommendation of the Audit Committee of the Board of Directors, Moore Stephens, Hong Kong, a member firm of Moore Stephens International Limited was appointed by the Board of Directors on March 7, 2003 as our independent auditors to hold office until the next Annual General Meeting. We are submitting this selection of independent auditors for shareholder approval at the Annual General Meeting as required by Bermuda Law and proposing that the Board of Directors be authorized to determine Moore Stephens, Hong Kong’s remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as our independent auditor prior to the Annual General Meeting, will nevertheless remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

We paid Deloitte & Touche an aggregate fee of NT$2.8 million in 2002 for professional services rendered in the fiscal year ended December 31, 2002.

We paid no fees to Moore Stephens, Hong Kong for the fiscal year ended December 31, 2002.

Financial Information Systems Design and Implementation Fees

Deloitte & Touche billed no fees for professional services rendered to the Company for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2002.

All Other Fees

No fees other than the “Audit Fees” and “Financial Information Systems Design and Implementation Fees” for the fiscal year ended December 31, 2002, has been paid by us.

The Board of Directors recommends a vote FOR the appointment of Moore Stephens, Hong Kong, as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

Proposal No. 3. Approval of Increase in Share Capital

We currently have an authorized share capital of US$1,000,000, comprising 100,000,000 Common Shares. In order for the Company to have the flexibility to seek equity financing in the future, the Board of Directors proposes to increase the authorized share capital to US$1,500,000, comprising 150,000,000 Common Shares.

The Board of Directors recommends a vote FOR the increase of authorized share capital from US$1,000,000 to US$1,500,000, comprising 150,000,000 Common Shares.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2004 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2004 shall be held on the last Friday in July that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2004 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2004 Annual General Meeting must comply with the provisions of our Bye-Law 46 and applicable Bermuda law.

In accordance with our Bye-Law 46, in order to be properly brought before the 2004 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver notice of the matter the shareholder wishes to present to the Secretary of the Company at No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2004 Annual General Meeting; provided, however, that if the date of the 2004 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2004 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares of the Company beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares of the Company beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares of the Company beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonable sufficient to meet the Company’s expenses.

By Order of the Board of Directors,

Jane Yeh

Secretary

Hsinchu, Taiwan

Dated: July 21, 2003

Exhibit 1.3

Letter to Our Shareholders

Dear Shareholders,

Slowdown of the global economy continued over time with a severe contraction in end market demand for communication and computing applications since 2001. We have prepared ourselves to enhance our structure and business strategies to reduce the damage from these circumstances and to better position ourselves to make the most of our future opportunities.

2002: A Restructuring Year

Beginning from the fourth quarter of 2000 and continuing throughout 2001 and 2002, ChipMOS, like its peers, faced an unprecedented downturn in demand for its semiconductor testing and assembly services. Owing to the weak demand from end-markets and fierce market competition from peers attempting to fill their excess capacity, ChipMOS experienced tremendous pressure on average selling prices for both testing and assembly services. These pricing pressures resulted in average selling prices for testing and assembly services declining by 8% and 16%, respectively, against 2001. While ChipMOS significantly enhanced its capacity utilization through the provision of turnkey services in 2002, the Company recorded total net revenue of US$188.1 million in 2002 and loss of US$28 million.

Capacity Rejuvenate and Build up

Through its continuous research and development activities, ChipMOS has equipped its production line with 12” wafer processing capability, COF/COG/TCP packaging and testing technology for LCD driver semiconductor, and the leading testing technology for memory and mixed signal products. For diversifying business model and capability, we invested significant resources together with governmental subsidized research projects to develop packaging and testing technologies for module and sub-system, such as: LCOS module, optical module, COF module, … etc.

Pursuant to the market demand, we rejuvenated our existing testing memory equipment either by implementing with test options for Flash and SRAM products or by re-modeling for wafer testing. Revenue of testing operation was thus increased even in low DRAM testing demand in 2002. For further expanding our testing services to customers and

1

reducing market competition, ChipMOS acquired a 41.78% stake in ThaiLin Semiconductor whose core business is on high density DRAM testing located in Hsinchu Industrial Park, Hsinchu, Taiwan.

Our assembly line are enhanced by implementing 12” wafer processing capability for memory products and 3-D packaging based on mini-BGA technology for communication applications. More than that, we also invested significant resources to expand our product categories and capacity via investment 34% stake in CHANTEK ELECTRONIC CO., LTD. The CHANTEK investment enabled us to provide broader package categories at logic, communication and consumer electronic applications. Incorporating with our testing capability, turnkey services are more convincing and attractive to the existing and potential customers.

2003: A growing year

Though 2002 has been marked the beginning of recovery in the semiconductor industry, demand is steadily growing stronger and market prices are stabilizing over time from the fourth quarter. However, ChipMOS sees great promise in the long term potential for subcontracted outsourcing of semiconductor testing and assembly services. In order to reduce the impact of fluctuations in demand, the Company is proactively working to maintain and grow our customer base by continuing to provide quality services and leading technologies to our customers, concentrating on the LCD driver market. In addition to semiconductor testing and assembling, our business will expand to include the manufacture and testing of liquid crystal modules (LCM), liquid crystal on silicon (LCOS) micro-display modules and optical engines.

We would like to personally extend our appreciation to all of our shareholders and customers for their past and ongoing support. Your continued support will encourage all of our employees in their efforts to create more innovative semiconductor testing and assembly technologies that enhance customer value and establish new standards of excellence in semiconductor quality and performance. Our management and employees are deeply committed to improving shareholder value by effectively executing our operational plans, maintaining a strong balance sheet and growing cash flows for the long term.

Future Outlook

ChipMOS is dedicated to developing leading technology, creating value for our

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shareholders and providing leading edge solutions that meet the needs of our customers. With our current strategic direction, management expertise and commitment to execution, we are confident we will meet our objectives as we face industry sector challenges in the near future.

Sincerely

Hung-Chiu Hu

Chairman

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